UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-36211

Noble Corporation*

(Exact name of registrant as specified in its charter)

13135 Dairy Ashford, Suite 800

Sugar Land, Texas

(281) 276-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.00001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

On September 30, 2022, pursuant to the business combination agreement, dated November 10, 2021 (as amended), by and among Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble Cayman”), Noble Corporation plc, a public limited company formed under the laws of England and Wales (the “Company”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company, Noble Cayman merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of the Company. As a result of the Merger, the separate existence of Noble Cayman as an exempted company incorporated in the Cayman Islands with limited liability ended, and the Company became Noble Cayman’s successor-in-interest. This Form 15 relates solely to the reporting obligations of Noble Cayman and does not affect the reporting obligations of the Company, which is the successor issuer to Noble Cayman pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NOBLE CORPORATION plc (as successor-in-interest to Noble Corporation)

Date: October 11, 2022	By:	/s/ William E. Turcotte
	Name:	William E. Turcotte
	Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Form 15]